Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

 Medicure Acquires Minority Position In Pharmaceutical
Manufacturer, Apicore

WINNIPEG, CANADA – (July 3, 2014) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today announced that the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. (“Medicure USA”) have entered into an arrangement whereby they have acquired a minority interest in a pharmaceutical manufacturing business.  Specifically, Medicure and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) (the “Ownership Interest”) in two newly formed holding companies of which Apicore LLC and Apicore US LLC (collectively, “Apicore”) will be wholly owned operating subsidiaries. Medicure also received an option to acquire all of the remaining issued shares of Apicore LLC and the holding company of Apicore US LLC, within the next 3 years.  The Ownership Interest and certain other rights, including the Option Rights described below, were obtained by Medicure for its lead role in structuring a US$22.5 million, majority interest purchase and financing of Apicore (the “Purchase”) by Signet Healthcare Partners (“Signet”), Knight Therapeutics Inc. (TSX:GUD, “Knight”), and investors affiliated with Sanders Morris Harris Inc. (“Sanders”)(collectively, the “Investors”).

Apicore is a private developer and manufacturer of specialty Active Pharmaceutical Ingredients (“APIs”), that has U.S. Food and Drug Administration (“FDA”) approved cGMP facilities in Somerset, New Jersey and Gujarat, India.  Apicore manufactures over 70 different API’s, including over 30 for which Drug Master Files have been submitted to the U.S. FDA and 4 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in manufacture of difficult to synthesize, high value and other niche API’s for over 30 different U.S. and international generic and branded pharmaceutical companies.

The Purchase included an equity investment by Signet and secured loans provided by Knight and investors affiliated with Sanders in an aggregate amount of US$22.5 million.  In addition to acquiring the Ownership Interest, Medicure has a conditional right to acquire all of the remaining issued shares of Apicore LLC and the holding company of Apicore US LLC, within the next 3 years from the Investors and the founding shareholders of Apicore, who continue to own a significant minority interest in Apicore, for pre-determined cash amounts (the “Option Rights”).  Medicure has also received the right to appoint a director to the Board of Directors of both holding companies, and its initial representative on such Boards will be Dr. Albert Friesen, who has been appointed as Chair.  In certain circumstances, Medicure may be required to purchase a portion of the equity of Apicore for up to US$5 million at a valuation below that of the Purchase or Option Rights.

Through this transaction and its ongoing relationship with Apicore, Medicure has a long term objective of identifying and advancing new products that are complimentary to the Company’s U.S. specialty pharmaceutical business, securing supply for potential new development products, and otherwise diversifying Medicure’s asset base within the pharmaceutical industry.

“Medicure is pleased to be working alongside Apicore and the exceptional group of investors participating in this transaction,” stated Dr. Albert Friesen, Chair and Chief Executive Officer of Medicure.  “In addition to helping Apicore advance its business and increasing the value of our minority ownership interest, we have a long term goal of leveraging this position and network to further diversify and build Medicure's specialty pharmaceutical business.”

Medicure’s business focus and operations will continue to concentrate on maintaining and expanding the sales of AGGRASTAT (tirofiban Hcl) in the United States.

About Apicore
Apicore is a leading process R&D and API manufacturing service provider for the worldwide pharmaceutical industry.   Apicore offers a wide portfolio of services ranging from manufacture of API’s for the generic industry to custom synthesis for early phase pharmaceutical research, and branded products.  Apicore has 2 USFDA-approved facilities.  In the U.S., the Somerset, NJ facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly.  Both facilities are equipped with state-of-the-art analytical and research capabilities.  For more information, please visit Apicore online at www.apicore.com.

About Signet
Founded in 1998, Signet Healthcare Partners provides growth capital to commercial-stage healthcare companies around the world.  Over the past 16 years Signet has organized three funds and completed investments in 38 companies with 23 exits. The team, comprised of five professionals with principal offices in New York City, brings over 100 years experience of collective healthcare experience in the specialty pharmaceutical, medical device, private equity and investment banking businesses.  For more information, please visit Signet online at www.signethealthcarepartners.com.

About Knight
Knight Therapeutics Inc., headquartered in Montreal, Canada, is a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products for the Canadian and world markets. Knight Therapeutics' shares began trading on the TSX-V on March 3, 2014 and graduated to the TSX on April 29, 2014 under the symbol GUD. For more information about Knight Therapeutics Inc., please visit the Company's web site at www.gud-knight.com or at www.sedar.com.

About Medicure
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com or www.sedar.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including the potential for Medicure to acquire further shares of Apicore, to add any products to its portfolio, or to derive any other material benefits from this asset,  are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2013.